ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Adam M. Schlichtmann
617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

December 8, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:     State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number 282 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on September 2, 2021, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the Amendment, relating to the creation and offering of a new share class (the “R3 Class”) for State Street Target Retirement Fund, State Street Target Retirement 2020 Fund, State Street Target Retirement 2025 Fund, State Street Target Retirement 2030 Fund, State Street Target Retirement 2035 Fund, State Street Target Retirement 2040 Fund, State Street Target Retirement 2045 Fund, State Street Target Retirement 2050 Fund, State Street Target Retirement 2055 Fund, State Street Target Retirement 2060 Fund and State Street Target Retirement 2065 Fund (each a “Fund” and together, the “Funds”), that Mr. Matthew Williams of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on October 19, 2021. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this registration statement. We remind you that the Funds and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff. Please file the response at least 5 days in advance of the effective date.

Response: The Funds acknowledge this comment.

2.	Please confirm that tickers will be added on EDGAR when available.

Response: The Funds confirm that tickers will be added on EDGAR when available.

Prospectus

3.

Please bold the language that reads “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below” in the section titled “Fees and Expenses of the Fund.”

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

4.

Unless there are any new or unique components to the Fund’s expenses for the new class, please delete footnote 1 to the Annual Fund Operating Expenses table and show actual expenses as of the previous fiscal year.

Response: The Funds note that the R3 Class has not yet launched and therefore does not have any actual expense figures that could be shown for the previous fiscal year. The Funds have determined not to make any changes in response to this comment.

5.

The contractual expense cap described in Footnote 2 to the fee and expense table expires on April 30, 2022. Please extend the expiration date to one year from the effective date of the amendment or delete the footnote.

Response: The Funds have revised the footnote to reflect that the contractual expense cap expires April 30, 2023.

6.

With respect to the contractual expense cap described in Footnote 2 to the fee and expense table, please supplementally confirm that amounts waived may not be recouped. If they may be recouped, please state the terms.

Response: The Funds confirm that amounts waived under the Funds’ contractual expense cap may not be recouped.

7.

With respect to the disclosure that reads “Class K shares and Class R3 shares would have substantially similar returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses,” please clarify that because Class R3 has higher expenses, performance of Class R3 shares will be lower than that of Class K shares. See Quest for Value Dual Purpose Fund no action letter (February 28, 1997) (“Quest”).

Response: The Funds believe that the current disclosure is consistent with Quest and therefore respectfully decline to make the requested change. The Funds note that a sentence following the disclosure quoted above states that “Class R3 shares are generally expected to incur higher expenses and generate lower returns than Class K shares.”

8.

Reference is made to the sentence that reads “The historical Class K shares performance has been adjusted for the higher total annual operating expenses expected to be incurred by the Class R3 shares.” If the Funds are relying on Quest, please confirm the Funds have satisfied the conditions for reliance on that letter.

Response: The Funds confirm that they have and intend to comply with the conditions enumerated in Quest.

9.

Reference is made to the sentence that reads “Class R3 shares are generally expected to incur higher expenses, and generate lower returns, than Class K shares.” Please delete the term “generally” and replace “generate” with “to have.” See Quest.

Response: In response to this comment, the Funds intend to revise their disclosure as follows:

Class R3 shares are generally expected to incur higher expenses and ~~generate~~have lower returns than Class K shares.

10.	For the avoidance of doubt, please carry all comments through to all series in the Amendment to the Registration Statement.

Response: The Funds acknowledge this comment.

Statement of Additional Information (“SAI”) Comments

11.

Reference is made to the sentence that reads “As the Funds transition into reliance on Rule 18f-4, the Funds’ approach to asset segregation and coverage requirements described in this SAI may be impacted.” Please update the relevant disclosure regarding asset segregation and coverage accordingly.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

12.

Please revise the disclosure related to the Section titled “Purchase of Other Investment Company Shares” to explain that the ability to rely on the applicable exemptive orders will terminate effective January 19, 2022.

Response: In response to this comment, the Funds intend to revise their disclosure as follows:

The Funds may, to the extent permitted under the 1940 Act and exemptive rules and, until January 19, 2022, orders thereunder, invest in shares of other investment companies, which include funds managed by SSGA FM, which invest exclusively in money market instruments or in investment companies with investment policies and objectives which are substantially similar to those of the Funds. These investments may be made temporarily, for example, to invest uncommitted cash balances or, in limited circumstances, to assist in meeting shareholder redemptions, or as long-term investments.

13.

Fundamental Investment Restriction 6 states “for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries.” Please note that the Staff has taken the position that a fund may not disregard the investments of affiliated and unaffiliated underlying investment companies when determining compliance with its concentration policy. Please add narrative disclosure in an explanatory paragraph that appears below the list of fundamental investment restrictions (the Staff understands that amending Fundamental Investment Restriction 6 would likely require a shareholder vote) indicating that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Funds respectfully decline to make the requested change. The Funds are not aware of any requirement to “look through” their investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with their policies on concentrating their investments.

14.

The final paragraph in the section titled “Fundamental Investment Restrictions” states, “For purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” Please disclose how the treatment of tax exempt bonds backed principally by a non-governmental issuer are treated as compared with a tax exempt bonds backed only by a non-governmental issuer.

Response: The Funds do not currently plan to make any changes in response to this comment, although they will re-consider the comment in connection with their next registration statement annual update.

Declaration of Trust Comments

15.	Reference is made to Article III Section 5 of the Declaration of Trust, Derivative Claims. Please summarize the limitations on derivative actions in the prospectus.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

16.

Reference is made to Article III, Section 7 of the Declaration of Trust, Direct Claims. Please summarize in the prospectus and state that it does not apply to claims arising under the federal securities laws.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

17.

Reference is made to Article V, Section 5 of the Declaration of Trust, Inspection of Books and Records. Please disclose in the prospectus or SAI that this section does not apply to shareholder rights under the federal securities laws.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

*        *        *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

-5-